February 21, 2008 By Facsimile and FedEx	Stephen M. Davis Stephen.Davis@hellerehrman.com Direct +1 (212) 847-8798 Main +1 (212) 832-8300 43601.0002

Ms. Laura Nicholson Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7410

Re:	Puda Coal, Inc.
Form S-1 (Amendment No. 7 To Registration Statement Originally
Filed on Form SB-2)
Filed January 3, 2008
File No. 333-130380

Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed November 13, 2007
File No. 333-85306

Dear Ms. Nicholson:

We are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to Puda Coal, Inc. (the “Registrant”) dated February 1, 2008 commenting on the above referenced filings. For your convenience, we have sent by Federal Express to you and each other member of the Staff working on this filing (copied below) a courtesy package containing copies, clean and marked, of the Amendment No. 8 to the Registrant’s registration statement on Form S-1 (“Amendment No. 8”) and Amendment No. 2 to the Registrant's annual report on Form 10-KSB/A (the “10-KSB/A”) made pursuant to your comments, along with this letter for your review.

Also, for your convenience, we have repeated each comment from the Staff’s February 1 letter immediately prior to our response below.

Form S-l

General

1.
We understand that some of your shareholders have relied on Rule 144 under the Securities Act of 1933 to resell restricted securities. On a supplemental basis, please advise us how the condition set forth in Rule 144(c) regarding current public information has been met with respect to such sales.

Ms. Laura Nicholson
February 21, 2008

We supplementally advise the Staff that Rule 144(c) provides that current public information should be deemed to be available if “the issuer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, has been subject to the reporting requirements of Section 13 of that Act for a period of at least 90 days immediately preceding the sale of the securities and has filed all the reports required to be filed thereunder during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports), other than Form 8-K reports (Rule 249.308 of this chapter); or has securities registered pursuant to the Securities Act of 1933, has been subject to the reporting requirements of section 15(d) of the Securities Exchange Act of 1934 for a period of at least 90 days immediately preceding the sale of the securities and has filed all the reports required to be filed thereunder during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports), other than Form 8-K reports (Rule 249.308 of this chapter).” Although the Registrant is no longer subject to the mandatory reporting requirements of Section 13 or Section 15(d) of the Exchange Act, it has voluntarily filed all the reports required to be filed thereunder during the 12 months preceding the sales under Rule 144. Based on Release No. 33-6099 dated August 2, 1979 (Answer to Question No. 17) and No-Action Letter of the Staff to Liquid Air Corporation of North America dated February 22, 1977, we believe that voluntary reporting under Section 15(d) or under Section 13 is permissible in order to satisfy the requirements of Rule 144(c).

Risk Factors, page 6

We rely on a few major customers..., page 7

2.	We note that you identify your top three major customers for your sales in U.S dollars. Provide comparable information for your five largest customers for cleaned coking coal.

The Registrant has disclosed the comparable information for its five largest customers for cleaned coking coal on Page 7 of Amendment No. 8 and Page 22 of 10-KSB/A.

Our future operating results may be affected by fluctuations in raw material prices…, page 7

3.
We note your disclosure regarding the increase in the market prices for raw coking coal in 2004, 2005 and 2006. Please also provide information regarding the trend in market prices for raw coking coal in 2007.

The Registrant has provided the information regarding the trend in market prices for raw coking coal in 2007 on Page 8 of Amendment No. 8.

We rely on a few major suppliers and the loss of one of these suppliers could adversely affect our revenues, page 9

4.
You disclose under this risk factor that “Jucai Coal sold approximately 33%, 17% and 10% of its top quality raw coal production in 2006, 2005 and 2004, respectively, to us at prevailing market prices.” Please contrast this disclosure with the disclosure on page 3 where you indicate that you have a preferred supply arrangement with Jucai Coal, the terms of which allow you to “receive a discount of approximately $3.70 to $6.17 (RMB 30 to RMB 50) per metric ton (MT) of coal from the price Jucai Coal charges to its other customers.” Please revise this disclosure throughout the filing, to the extent applicable.

Ms. Laura Nicholson
February 21, 2008

The Registrant has revised this disclosure throughout Amendment No. 8 and 10-KSB/A to comply with the Staff’s comment above. Please see the revisions on Pages 9 and 78 of Amendment No. 8 and on Pages 24 and 53 of 10-KSB/A.

Our stock prices could decrease if a substantial number of-shares are sold under Rule 144, page 17

5.	Indicate the number of “restricted” shares that could be sold in the next 12 months under Rule 144 as it will be revised.

The Registrant has disclosed the number of “restricted” shares that could be sold in the next 12 months under the new Rule 144 on Page 17 of Amendment No. 8.

Selected Financial Data, page 19

6.
We note that you do not present amounts for cash dividends per common share. Please explain why this is appropriate given your distribution of dividends to Ming Zhao and Yao Zhao of $3,204,000 and $944,000 in 2004 and 2005, as disclosed on page 54.

The Registrant has revised the Selected Financial Data section on Page 20 of Amendment No. 8 and Page 33 of 10-KSB/A to reflect the distributions of dividends to the Zhao brothers in 2003, 2004 and 2005 (please also see response to comment 12).

Selling Security Holders, page 20

7.
You disclosed that the convertible promissory notes and related warrants were issued in transactions exempted from the registration requirements of the Securities Act under Section 4(2). We note that you have removed the language in this section regarding the exemptions under Regulation S of the Securities Act, but have retained elsewhere in your filing the reference to exemptions under such regulation. Please reconcile this inconsistency.

We respectfully advise the Staff that the language in the above referenced section regarding the exemptions under Regulation S of the Securities Act was inadvertently deleted in the edgarization process, and we apologize for the confusion. The Registrant has revised the disclosure on Page 22 of Amendment No. 8.

8.
We note that you removed a reference to the registration of shares of common stock issued to certain shareholders who received securities prior to the private placement, but retained the reference to the exemption from registration under which such securities were issued. Please revise to clarify whether such shares are covered by this registration statement.

The Registrant has revised the disclosure on Page 22 of Amendment No. 8 to remove the reference to the exemption from registration under which shares of common stock were issued to certain shareholders prior to the private placement. We hereby confirm that such shares are not covered by this registration statement.

Ms. Laura Nicholson
February 21, 2008

Description of Business, page 32

Customers, page 47

9.	It appears that the tables presenting sales to your customers in 2004 and 2005 inadvertently exclude the dollar amount applicable to the identified customers. Please advise or revise as necessary.

The Registrant has revised the tables on Page 49 of Amendment No. 8 to include the dollar amounts applicable to customers in 2004 and 2005.

Description of Property, page 51

10.	Indicate when you acquired the two plants from Resources Group.

The Registrant acquired the two plants from Resources Group on November 17, 2005. Please see the revision on Page 52 of Amendment No. 8.

11.	Indicate the amount by which you believe you may be underinsured.

We respectfully submit that the Registrant cannot state objectively the amount by which it may be underinsured, but it is seeking to determine the appropriate insurance coverage. By specifically listing the insurance coverage breakdown we believe that the Registrant has adequately informed shareholders as to its insurance dynamics. In addition, please note that the Registrant has included a risk factor pertaining to its insurance coverage on Page 10 of Amendment No. 8 and Page 25 of 10-KSB/A.

Common Equity and Related Stockholder Matters, page 53

Dividend, page 54

12.
Please reconcile the amounts disclosed as declared with the amounts shown as distributed and unpaid. In this regard, you indicate that Shanxi Coal declared dividends totaling $3,845 in 2004 and 2005 and that of the amounts declared, a total of $4,148 have been distributed while $1,026 remains declared but unpaid.

The Registrant has clarified the disclosure on Page 55 of Amendment No. 8 and Pages 33 and 36 of 10-KSB/A. The Registrant added the dividend information for the fiscal year of 2003 on Page 55 of the Amendment No. 8 and Pages 33 and 36 of 10-KSB/A; although the 2003 information is not required in the registration statement or annual report, the Registrant believes such additional disclosure would clarify the confusion caused by disclosing the 2004 and 2005 dividends only.

Ms. Laura Nicholson
February 21, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

13.
We note your response to our prior comment 18. You indicate that you are not subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act. If you are not subject to such reporting requirements, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and (3) any suggestion that the statements to which you refer are “forward looking statements” within the meaning of federal securities law. We refer you to Securities Act Section 27A in general and Section 27A(a)(l) in particular. Please make the same revisions to your annual report on Form 10-KSB for the fiscal year ended December 31, 2006, if such annual report is otherwise amended pursuant to the comments set forth in this letter.

The Registrant has revised the forward-looking statement on Page 57 of Amendment No. 8 and Page 42 of 10-KSB to comply with the Staff’s comments.

Directors and Executive Officers, Promoters and Control Persons, page 68

14.	Please disclose the principal business of each of China Digital Finance Times Company, Odyssey Applied Technologies Company and World Tech Ventures, LLC. See Item 401(e) of Regulation S-K.

The Registrant has disclosed the principal business of each of China Digital Finance Times Company, Odyssey Applied Technologies Company and World Tech Ventures, LLC on Page 70 of Amendment No. 8 and Page 49 of 10-KSB/A in accordance with Item 401(e) of Regulation S-K.

Executive Compensation, page 69

Material changes after the end of fiscal year 2006, page 72

15.	Please clarify whether your agreement to grant warrants and stock to your independent directors requires you to make such grants on an annual basis, or only at the time of appointment.

We respectfully advise the Staff that the grants of warrants and stock to its independent directors are made on an annual basis. The disclosure on Page 74 of Amendment No. 8 has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 75

16.
We note your disclosure that none of your independent directors owned any shares of your common stock as of November 7, 2007. We also note your disclosure on page 72 that in 2007 you had granted stock awards to non-executive directors. Please reconcile this inconsistency.

Ms. Laura Nicholson
February 21, 2008

We respectfully advise the Staff that although in the contracts with the independent directors the Registrant agreed to grant the stock/warrants to the independent directors, such grants have not been made yet and no shares or warrants have been issued to the independent directors; therefore none of the independent directors owned the shares of the Registrant as of either November 7, 2007 or February 11, 2008. We have revised the disclosure on Page 74 of Amendment No. 8 to clarify this matter.

Financial Statements for the Fiscal Year Ended December 31, 2006

Other Operating Expenses, page F-32

17.
We note you have classified “professional and regulatory charges related to the public listing” as an item of Other Operating Expense. Please tell us why you believe the classification of these expenses as operating is appropriate under Rule 5-03(b)(3) of Regulation S-X.

After review of Rule 5-03(b)(3) of Regulation S-X, the Registrant has reclassified “professional and regulatory chargers related to the public listing” as an item of Other Financing Expenses. We have revised the disclosure on Page F-25 of Amendment No. 8.

19. Basic and Diluted “Weighted Average Number of Shares, page F-35

18.
We note that you have not included the conversion of the convertible notes and the exercise of the warrants in the diluted EPS calculation for the fiscal year ended December 31, 2006 because to do so would be anti-dilutive. Please disclose the number of shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive, in accordance with paragraph 40(c) of FAS 128.

The Registrant has disclosed the number of shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS on Page F-27 of Amendment No. 8 and on Page F-26 of 10-KSB/A to comply with the Staff’s comment.

19.
In addition, please confirm, if true, that your determination with respect to inclusion of the issuance of additional penalty shares in your diluted EPS calculation was made in contemplation of paragraph 30 of FAS 128, regarding contingently issuable shares, or otherwise advise.

The above disclosure has been revised on Page F-27 of Amendment No. 8 and Pages F-26 and F-27 of 10-KSB/A to comply with paragraph 30 of FAS 128.

Ms. Laura Nicholson
February 21, 2008

Condensed Financial Information of Registrant, page F-39

20.
Please advise where the parent company’s share of equity in earnings or losses from the investment in subsidiaries is shown. This comment also applies to the Statement of Operations-Parent Company Only for the nine months ended September 30, 2007.

The above disclosure has been revised on Pages F-63 and F-64 of Amendment No. 8 and Pages F-30 and F-31 of 10-KSB/A to show the parent company’s share of equity in earnings or losses from the investment in subsidiaries on the Statements of Operations and Cash Flows-Parent Company Only.

Exhibits and Financial Statement Schedules, page 98

21.
We note your response to our previous comment number 15 and remind you to file as an exhibit a legality opinion relating to the securities being offered for resale. We will need time to review the legal opinion once it is filed.

The Registrant will file a legality opinion and consent of the Registrant’s Florida counsel as Exhibits to Amendment No. 8 shortly. The Registrant expects to receive the opinion and consent from the Florida counsel with the next week.

Undertakings, page 102

22.	Please file all undertakings required by Item 512 of Regulation S-K. For example, we note that you omitted Item 512(a)(iii).

The Registrant has revised the “Undertakings” section on Page 103 of Amendment No. 8 in accordance with Item 502 of Regulation S-K.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 filed November 13, 2007

23.	As necessary, revise the Form 10-KSB to conform to changes made to your Form S-l in response to our comments.

The Registrant has revised the Form 10-KSB/A for the fiscal year ended December 31, 2006 filed on November 13, 2007 to conform to the changes made to Amendment No. 8 on Form S-1 in response to the Staff’s comments.

Item 2.01 Form 8-K filed June 28, 2007

24.
You reported that on June 22, 2007, Shanxi Coal acquired all the assets of a coal washing plant of Lingshi Coal & Chemical with a book value of RMB 57 million (approximately $7.4 million) in exchange for RMB 45.5 million (approximately $5.9 million) in cash from Shanxi Coal and all the assets of a coal washing plant of Shanxi Coal located in Liulin County, which had a book value of RMB 11.5 million (approximately $1.5 million). Please tell us how you considered the requirements of Item 9.01 to file the financials statements of a business acquired and pro forma information.

Ms. Laura Nicholson
February 21, 2008

The Registrant did consider the requirement of Item 9.01 (a) of 8-K but determined that the acquistion did not met the requirements of Item 3-05 of Regulation S-X.  Pursuant to Rule 3-05 of Regulation S-X, a registrant is not required to file financial statements of the acquired business for any period if none of the conditions under Rule 1-02 of Regulation S-X exceeds 20%.  We believe the Registrant is not required to file financial statements of the acquired facilities from Lingshi Coal & Chemical, because (i) the Registrant’s and its other subsidiaries’ investments in and advances to the acquired facilities were $7.4million, representing 11.7% of the total assets of the Registrant and its subsidiaries consolidated as of the end of 2006( $63 million); (ii) the Registrant’s and its other subsidiaries’ proportionate share of the acquired assets from Lingshi Coal & Chemical was approximately $7.4 million, representing approximately 11.7% of the total assets of the Registrant and its subsidiaries as of the end of 2006; and (iii) the Registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired assets was $0, as Lingshi Coal & Chemical was not operational until August 2007. As a result, the registrant determined that no financial statements relating to the acquisition were required.

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-847-8798 or my colleagues Jeffrey Marcus at 212-847-8709 or Catherine X. Pan at 212-847-8671.

Sincerely,

Stephen M. Davis

cc:	Jill Davis
Jennifer O’Brien
H. Roger Schwall